Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

December 31, 2016

(unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$6,861
Reconciling items:
zulily net assets	(1,395)
LINT put option obligations	5
LINT LLC Net Assets	$5,471

Liberty Interactive Corporation Net Earnings	$1,274
Reconciling items:
zulily net (earnings) loss	95
General and administrative expenses	4
Liberty Interactive LLC Net Earnings	$1,373